Cytomedix, Inc.
209 Perry Parkway, Suite 7, Gaithersburg, MD 20877

October 31, 2011
Ms. Aslynn Hogue
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         Cytomedix, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed October 4, 2011
File No. 333-170747

Dear Ms. Hogue:

In connection with the above referenced filing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cytomedix, Inc.

/s/ Andrew Maslan
Name: Andrew Maslan
Title: Chief Financial Officer